(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number: 0-25186 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Captaris, Inc.
Full name of registrant:

Former name if applicable:

10885 N.E. 4th Street
Address of principal executive office (Street and number):

Bellevue, Washington 98004
City, State and Zip Code:

Part II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the Company’s efforts undertaken to comply with the requirements of Section 404 of the Sarbanes Oxley Act of 2002, the Company has experienced delays in completing the audit of their financial statements and their assessment of the Company’s internal control over financial reporting for the year ended December 31, 2004. Thus, the Company is unable to file its Form 10-K on or before March 16, 2005, the prescribed due date of the report, without unreasonable effort and expense. The Company intends to complete and file its Annual Report on Form 10-K, including its audited financial statements, management’s report on internal control over financial reporting, and the related auditors’ reports, on or before March 31, 2005.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Peter Papano, Chief Financial Officer	(425)	638-4200
(Name)	(Area code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on February 9, 2005, the Company reported it results of operations for the fourth quarter and year ended December 31, 2004. The Company reported revenue of $23.6 million for the quarter ended December 31, 2004, compared to $31.4 million in the same quarter last year. Revenue in the fourth quarter of 2003 includes $11.9 million of revenue from the acceleration of the Company’s OEM agreement with Cisco Systems, Inc. Revenue for the year ended December 31, 2004 was $78.0 million compared to $83.3 million in 2003.

The Company reported a loss from continuing operations for the fourth quarter of 2004 of $34,000, or breakeven per diluted share, compared to income from continuing operations of $7.2 million, or $0.22 per diluted share in the same quarter of 2003 which includes the Cisco revenue and corresponding improvement in income, net of tax. Net income for the fourth quarter was $6,000, or breakeven per diluted share, compared to net income of $6.9 million, or $0.21 per diluted share, including net income from the Cisco transaction, for the same quarter of 2003. The Company reported a loss from continuing operations for the year ended December 31, 2004 of $651,000, or $0.02 per diluted share, compared to income from continuing operations of $6.2 million, or $0.20 per diluted share in the year ended December 31, 2003 which includes the Cisco revenue and corresponding improvement in income, net of tax. Net loss for 2004 was $4,000, or breakeven per diluted share, compared to net income of $12.5 million, or $0.40 per diluted share, including net income from the Cisco transaction, for 2003.

Captaris, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ PETER PAPANO
Peter Papano, Chief Financial Officer and Secretary